

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

NO-ACT

February 15, 2011

By Facsimile and U.S. Mail

Stuart H. Coleman, Esquire
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

Re: Lazard Global Total Return and Income Fund, Inc.
Lazard World Dividend & Income Fund, Inc.
Omission of Shareholder Proposals Pursuant to Rule 14a-8

Dear Mr. Coleman:

In a letter dated January 10, 2011, on behalf of Lazard Global Total Return and Income Fund, Inc., and Lazard World Dividend & Income Fund, Inc. (the "Funds" and each, the "Fund"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission if identical stockholder proposals for each Fund (the "Proposals") submitted by GAMCO Investors, Inc., are omitted from the joint proxy materials for the Funds' 2011 joint annual meeting of stockholders.

The Proposals state:

BE IT RESOLVED, that the stockholders of the [Fund] request that the Board of Directors take the necessary steps to declassify the Board of the Fund and establish annual elections of directors whereby directors of the Fund would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term under the current classified system subsequently expires.

You request our assurance that we would not recommend enforcement action if the Funds omit the Proposals from the 2011 joint proxy materials for the next scheduled stockholder meeting of the Funds pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

There appears to be some basis for your view that the Funds may exclude the Proposals under Rule 14a-8(e)(2) because the Funds received them after the deadline for submitting proposals. Accordingly, we would not recommend enforcement action to the Commission if the Funds omit the Proposals from the 2011 proxy materials in reliance on Rule 14a-8(e)(2).


11000171


11000172

Attached is a description of the Division's informal procedures regarding shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6769.

Yours very truly,



Deborah O'Neal-Johnson
Senior Counsel

Attachment

cc: GAMCO Investors, Inc.
Attention: Peter D. Goldstein
One Corporate Center
Rye, NY 10580-1422

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determinations reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 do not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy materials.

STROOCK

BY EMAIL

January 10, 2011

Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Intention to Omit Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby give notice on behalf of Lazard Global Total Return and Income Fund, Inc. and Lazard World Dividend & Income Fund, Inc., each a diversified, closed-end management investment company incorporated in Maryland (the "Funds"), of each Fund's intention to omit from the Funds' joint proxy statement and each Fund's proxy card (collectively, the "2011 Proxy Materials") for the Funds' 2011 Joint Annual Meeting of Stockholders the stockholder proposal and the statement supporting the proposal (together, the "Proposal") submitted to that Fund by GAMCO Investors, Inc. (the "Proponent") in a letter dated December 23, 2010. A copy of each Proposal is attached as Exhibit A.

We believe that each Proposal may be excluded under Rule 14a-8(e)(2) because it was received after the stated deadline for submission of stockholder proposals. On behalf of each Fund, we hereby respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") express its intention not to recommend enforcement action if the Proposals are excluded from the Fund's 2011 Proxy Materials for the reasons set forth herein.

Grounds for Excluding the Proposals Pursuant to Rule 14a-8

We believe that the Proposals may be properly omitted from the Funds' 2011 Proxy Materials because each Proposal was submitted after the deadline specified in Rule 14a-8(e)(2).

Pursuant to Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's

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annual meeting." The Funds' 2011 Joint Annual Meeting of Stockholders is scheduled to be held within 30 calendar days of the anniversary date of the Funds' 2010 Joint Annual Meeting of Stockholders, which was held on April 29, 2010. Pursuant to Rule 14a-5(e), the Funds disclosed the deadline for submitting stockholder proposals in their definitive joint proxy statement for the 2010 Joint Annual Meeting of Stockholders (the "2010 Joint Proxy Statement"), which stated that "[a]ny proposals of stockholders that are intended to be presented at the Funds' 2011 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the 1934 Act must be received at the Funds' principal executive offices no later than December 6, 2010 and must comply with all other legal requirements in order to be included in the Funds' Combined Proxy Statement and forms of proxy for that meeting." This information appeared on page 14 of the 2010 Joint Proxy Statement.

The Funds received the Proposals, dated December 23, 2010, on December 28, 2010, approximately three weeks after the submission deadline. The Staff has consistently taken no-action positions to the effect that if a shareholder proposal is not submitted by the applicable deadline, then it may be excluded. See, CBS Corporation (April 12, 2007) and IDACORP, Inc. (March 11, 2003) (stockholder proposal received three months after deadline may be omitted); Bull & Bear U.S. Government Securities Fund, Inc. (October 8, 1998) (stockholder proposal received eighteen days after deadline may be omitted); Bristol-Meyers Squibb Company (February 5, 1998) (stockholder proposal received three days after deadline may be omitted); and Peco Energy Company (December 29, 1994) and (Lockheed Corporation (February 6, 1991) (stockholder proposal received one day after deadline may be omitted). The Staff also has clearly indicated that a company may exclude a proposal if it receives mere notice of a proposal prior to its deadline, but does not receive the actual proposal until after the deadline. See, Duke Energy Corporation (February 19, 2004).

Pursuant to Rule 14a-8(f)(1), the Funds were not required to notify the Proponent of the failure to submit the Proposals by the deadline because this deficiency cannot be remedied; however, the Funds notified the Proponent that it failed to submit the Proposals prior to the deadline and also notified the Proponent of other procedural deficiencies regarding its eligibility to submit the Proposals under Rule 14a-8(b). A copy of that notice is attached as Exhibit B.

Accordingly, we believe that each Proposal may be omitted in its entirety from the Funds' 2011 Proxy Materials pursuant to Rule 14a-8(e). Based on the foregoing, we request that the Staff concur in our view that the Funds may omit the Proposals from their 2011 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposals are excluded in their entirety.

* * *

In accordance with Rule 14a-8(j), the Funds are contemporaneously notifying the Proponent, by copy of this letter and related exhibits, of its intention to omit the Proposal from their 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and the related exhibits to the Commission via email to

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

shareholderproposals@sec.gov.

If the Staff disagrees with the Funds' conclusions regarding the omission of the Proposals, or if any additional submissions are desired in support of the Funds' position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at 212.806.6049.

Very truly yours,



Stuart H. Coleman

Enclosures

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

One Corporate Center
Rye, NY 10580-1422


CASH FLOW
RESEARCH

GAMCO Investors, Inc.

December 23, 2010

Via Overnight Delivery

Mr. Nathan A. Paul
Secretary
Lazard World Dividend & Income Fund, Inc.
30 Rockefeller Plaza
New York, NY 10112

Re: Shareholder Proposal

Dear Mr. Paul:

This is to advise you that GAMCO Investors, Inc. ("GAMCO") is a stockholder of the Lazard World Dividend & Income Fund, Inc. (the "Fund"). GAMCO owns 1,000 shares of the Fund. GAMCO intends to submit a stockholder proposal and supporting statement to be presented at the Fund's 2011 Annual Meeting of Stockholders. GAMCO will propose a resolution that urges the stockholders to vote to request that the Board of Directors of the Fund take the necessary steps to declassify the Board of the Fund and establish annual elections of directors whereby directors of the Fund would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

A copy of the proposal and supporting statement is attached.

Please contact me if you require any further information about GAMCO's proposal.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

Encl.

STOCKHOLDER PROPOSAL

Declassify Board

BE IT RESOLVED, that the stockholders of the Lazard World Dividend & Income Fund, Inc. (the "Fund") request that the Board of Directors take the necessary steps to declassify the Board of the Fund and establish annual elections of directors whereby directors of the Fund would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term under the current classified system subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the stockholder franchise. Accordingly, directors of the Fund should be accountable to the stockholders on an annual basis. Currently, the Board of Directors is divided into three classes. Each class serves staggered three-year terms. Because of this structure, stockholders may only vote on roughly one-third of the directors each year. The election of directors by classes, for three-year terms, in our opinion, may minimize accountability and preclude the full exercise of the rights of the stockholders to approve or disapprove annually the performance of a director or the entire Board.

The staggered term structure of the Fund's Board is not in the best interest of stockholders because it reduces accountability and is an unnecessary anti-takeover device. Stockholders should have the opportunity to vote on the performance of the entire Board of Directors each year. We believe that such annual accountability serves to keep directors closely focused on the performance of the Fund and its top executives and on increasing stockholder value. Annual election of all directors gives stockholders the power to either completely replace their Board, or replace a majority of directors, if a situation arises which warrants such action.

We urge your support for the proposal to repeal the classified Board of Directors of the Fund and establish that all directors of the Fund be elected annually.

Thank you.

GAMCO Investors, Inc.

One Corporate Center
Rye, NY 10580-1422


CASH FLOW
RESEARCH

GAMCO Investors, Inc.

December 23, 2010

Via Overnight Delivery

Mr. Nathan A. Paul
Secretary
Lazard Global Total Return and Income Fund, Inc.
30 Rockefeller Plaza
New York, NY 10112

Re: Shareholder Proposal

Dear Mr. Paul:

This is to advise you that GAMCO Investors, Inc. ("GAMCO") and its parent company GGCP, Inc. ("GGCP") are stockholders of the Lazard Global Total Return and Income Fund, Inc. (the "Fund"). GAMCO owns 1,200 shares, and GGCP owns 2,000 shares of the Fund. GAMCO intends to submit a stockholder proposal and supporting statement to be presented at the Fund's 2011 Annual Meeting of Stockholders. GAMCO will propose a resolution that urges the stockholders to vote to request that the Board of Directors of the Fund take the necessary steps to declassify the Board of the Fund and establish annual elections of directors whereby directors of the Fund would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

A copy of the proposal and supporting statement is attached.

Please contact me if you require any further information concerning GAMCO's proposal.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

Encl.

STOCKHOLDER PROPOSAL

Declassify Board

BE IT RESOLVED, that the stockholders of the Lazard Global Total Return and Income Fund, Inc. (the "Fund") request that the Board of Directors take the necessary steps to declassify the Board of the Fund and establish annual elections of directors whereby directors of the Fund would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term under the current classified system subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the stockholder franchise. Accordingly, directors of the Fund should be accountable to the stockholders on an annual basis. Currently, the Board of Directors is divided into three classes. Each class serves staggered three-year terms. Because of this structure, stockholders may only vote on roughly one-third of the directors each year. The election of directors by classes, for three-year terms, in our opinion, may minimize accountability and preclude the full exercise of the rights of the stockholders to approve or disapprove annually the performance of a director or the entire Board.

The staggered term structure of the Fund's Board is not in the best interest of stockholders because it reduces accountability and is an unnecessary anti-takeover device. Stockholders should have the opportunity to vote on the performance of the entire Board of Directors each year. We believe that such annual accountability serves to keep directors closely focused on the performance of the Fund and its top executives and on increasing stockholder value. Annual election of all directors gives stockholders the power to either completely replace their Board, or replace a majority of directors, if a situation arises which warrants such action.

We urge your support for the proposal to repeal the classified Board of Directors of the Fund and establish that all directors of the Fund be elected annually.

Thank you.

GAMCO Investors, Inc.

STROOCK

BY OVERNIGHT DELIVERY (UPS)

January 10, 2011

Peter D. Goldstein
Director of Regulatory Affairs
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1422

Re: Stockholder Proposals

Dear Mr. Goldstein:

I am writing on behalf of Lazard Global Total Return and Income Fund, Inc. and Lazard World Dividend & Income Fund, Inc. (the "Funds"), which received on December 28, 2010 your separate stockholder proposals (each, a "Proposal") for consideration at the Funds' 2011 Annual Meeting of Stockholders. For the reasons described below, each Fund will not include its Proposal in the Funds' proxy materials; however, the Funds' Boards of Directors (the "Boards") plan to consider whether to declassify the Boards.

The deadline for receipt of stockholder proposals, as disclosed in the Funds' proxy materials for their 2010 Annual Meeting of Stockholders and determined in accordance with Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), was December 6, 2010. As such, as permitted by Securities and Exchange Commission ("SEC") rules, the Funds may exclude the Proposals from their proxy materials in connection with their 2011 Annual Stockholder Meeting due to your failure to submit the Proposals by this deadline. Rule 14a-8 states that the Funds are not required to notify you of this deficiency; however, they are doing so as a matter of courtesy.

Each Proposal contains additional procedural deficiencies that the SEC does require us to bring to your attention. Rule 14a-8(b) under the Exchange Act sets forth three eligibility standards that stockholders must satisfy in order to submit a proposal for inclusion in the Funds' proxy materials. A stockholder must: (1) submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of the Fund's shares entitled to vote on the proposal; (2) hold those shares for at least one year as of the date the proposal was submitted to the Fund; and (3) undertake to continue to own those shares through the date of the stockholder meeting. The Proposals do not satisfy any of those three eligibility standards. To remedy these deficiencies, you must submit written evidence of your ownership of each Fund's shares in satisfaction of each of these three requirements. Rule 14a-8(b), a copy of which is attached hereto, sets forth different ways in which you may satisfy these requirements. As noted above, however, even if you cure these deficiencies, the Funds may exclude the Proposals because they were not submitted by the deadline.

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For these reasons, the Funds' Boards do not intend to present the Proposals to stockholders. However, the Boards believe it is appropriate to consider the question underlying the Proposals—namely, whether a classified board of directors is in the best interests of a Fund—and the Boards intend to discuss and consider this matter. If the Boards conclude that a declassified board structure is in the Funds' best interests, they will consider all appropriate actions, including the submission of proposals to the Funds' stockholders to amend the Funds' Articles of Incorporation to declassify the Boards.

To the extent you wish to remedy the eligibility deficiencies under Rule 14a-8(b) that are capable of being remedied, the SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the Secretary of the Funds at 30 Rockefeller Plaza, New York, New York 10112. However, because the failure to submit the Proposals by the stated deadline is a procedural deficiency that cannot be remedied, and in light of the Boards' intentions to consider the question of board classification, we ask that you withdraw each Proposal.

If you have any questions with respect to the foregoing, please contact me at 212.806.6049.

Very truly yours,



Stuart H. Coleman

Enclosure

cc: Richard Reiss, Jr., Lead Independent Director of the Boards

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Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

---

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149,

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-8 by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8), currently stayed, follows the unamended version. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

*On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

**On October 14, 2010, the SEC issued a final rule; notice of stay of effective and compliance dates (Release Nos. 33-9151; 34-63109; IC-29462; October 14, 2010). By Order dated October 4, 2010 (Release Nos. 33-9149, 34-63031; IC-29456), the SEC stayed from November 15, 2010 until the resolution of the petition for review in *Business Roundtable, et al. v. SEC*, No. 10-1305 (D.C. Cir., filed Sept. 29, 2010), the effective and compliance dates of amendments to the federal proxy and related rules that the SEC adopted to facilitate the effective exercise of shareholders' traditional state law rights to nominate and elect directors to company boards of directors. The stayed rule was to amend Rule 14a-9 by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

